EXHIBIT 99.2

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

Brazauro Resources Corporation (the “Company”)
16360 Park Ten Place, Suite 217, Houston, Texas 77084

Item 2	Date of Material Change

May 14, 2010

Item 3	News Release

Issued May 14, 2010 and distributed through the facilities of Canada NewsWire.

Item 4	Summary of Material Change

The Company announces the renewal and publication of mineral exploration licenses comprising the Água Branca Project being acquired under the previously disclosed Option Agreement from the Brazilian subsidiary of Talon Metals Corp TSX: TLO (“Talon).

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

Please see the attached news release.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Contact:	Mark E. Jones III, Chairman and CEO
Telephone:	(281) 579-3400

Item 9	Date of Report

May 14, 2010

May 14, 2010	Trading Symbol: BZO-TSX.V

Brazauro Confirms Receipt of Final Exploration Permits for Água
Branca Property

Company Plans Immediate Exploration and Development of Property in Prodigious
Tapajós Region Of Brazil

HOUSTON, TX – Brazauro Resources Corp. (TSX.V: BZO) today announced  the renewal and publication of mineral exploration licenses comprising the Água Branca Project being acquired under the previously disclosed Option Agreement from the  Brazilian subsidiary of Talon Metals Corp TSX: TLO (“Talon”).
Água Branca consists of approximately 15,008 hectares of Exploration Licenses and is one of the largest and oldest alluvial and hard-rock garimpos, or informal mining camps, in the Tapajós region of Pará State, Brazil.  The property is accessible by road year-round and is located approximately 35 kilometers south of Brazauro’s flagship Tocantinzinho (TZ) gold deposit in the well-known Tocantinzinho-Cuiu Cuiu gold belt.  Like TZ, Água Branca is located in the gold-fertile Parauari granite system.
Brazauro plans to carry out an initial soil-sampling program over Água Branca Property targets in the second quarter of 2010, followed immediately by a comprehensive drilling program.  A camp is in place and a team of professionals is now executing these development plans.
“We have completed planning our activities, and are very excited to enter the field and begin the work in earnest.  The camp has all the amenities necessary to allow our technical team to quickly assess this property,” said Elton Pereira, Brazauro’s Vice President of Exploration.   “Within the Água Branca claim block, we have several important targets we will focus on. These include the Serra da Abelha area, a zone currently being exploited by shallow garimpo underground operations and where the hydrothermal and mineralization styles are very similar to Tocantinzinho.”
Brazauro paid Talon an additional US$60,000 upon renewal of the Água Branca Exploration Licenses by the Brazilian National Department of Mineral Production (“DNPM”) which occurred on April 28, 2010.  Two subsequent option payments of US$130,000 and US$1,870,000 are due on December 31, 2010 and September 30, 2011, respectively.  Brazauro has also committed to expend a minimum of US$500,000 in exploration activity per year for each of the first two years following renewal of the exploration licenses by DNPM, including at least 2,000 meters of diamond drilling in the first year.  The development expenditure obligations are cumulative and aggregate against the overall US$1 million obligation.  Talon retains a 2% net smelter royalty which Brazauro can purchase for US$2,000,000.
“Completion of this agreement is an important step forward in furthering the development of the Tapajós region as a significant gold mining district,” said Brazauro Chairman and CEO Mark Jones III.

About Brazauro:

Brazauro Resources is an established and well-financed gold exploration company focused on high-potential properties in the Tapajós region of Brazil. As well as its most advanced property, Tocantinzinho, Brazauro is also actively exploring other properties including the nearby Bom Jardim, Piranhas, Agua Branca and Andorinhas projects. The Company’s shares are listed on the TSX Venture Exchange under the symbol BZO-V. Further information is available at www.brazauroresources.com

For further information, please contact:

Brazauro Resources Corporation

James Komadina
President and Chief Operating Officer
719-330-4477

Mark Jones III
Chairman and CEO
281-579-3400

Media contact:
John Lute
Lute & Company
416-929-5883

info@brazauroresources.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward-Looking Statements

Certain statements contained in this press release may constitute forward-looking statements under Canadian securities legislation which are not historical facts and are made pursuant to the “safe harbour” provisions under the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based upon the Company’s reasonable expectations and business plan at the date hereof, which are subject to change depending on economic, political and competitive circumstances and contingencies. Readers are cautioned that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause a change in such assumptions and the actual outcomes and estimates to be materially different from those estimated or anticipated future results, achievements or position expressed or implied by those forward-looking statements. Risks, uncertainties and other factors that could cause the Company’s plans to change include changes in demand for and price of gold and other commodities (such as fuel and electricity) and currencies; changes or disruptions in the securities markets; legislative, political or economic developments in Brazil; the need to obtain permits and comply with laws and regulations and other regulatory requirements; the possibility that actual results of work may differ from projections/expectations or may not realize the perceived potential of the company’s projects; risks of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in development programs; operating or technical difficulties in connection with exploration, mining or development activities; the speculative nature of gold exploration and development, including the risks of diminishing quantities of grades of reserves and resources; and the risks involved in the exploration, development and mining business. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.